Mail Stop 3561

July 5, 2007

John C. Cirone
Senior Vice President and General Counsel
Quicksilver Gas Services LP
777 West Rosedale Street, Suite 300
Forth Worth, TX 76104

> **Re: Quicksilver Gas Service LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 15, 2007**
> **File No. 333-140599**

Dear Mr. Cirone:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Your amendment was filed with significant changes not marked. Please ensure that all changes are marked in your next amendment as required by Regulation C. For example, your revised disclosures in your Use of Proceeds and your Capitalization sections of your prospectus contain significant changes that are not marked.

Summary, page 1

2. We note your response to comment 2 in our letter dated April 26, 2007. We note that several of your disclosures appear to be your conclusions based upon industry data. For example, on page 71 your statement "Although the natural gas reserves in the United States have increased overall in recent years, a corresponding increase in production has not been realized," appears to be your interpretation of

the data provided by the Energy Information Administration. See also, your indication that "improved drilling and production techniques" have resulted in substantially increase natural gas production from the Barnett Shale formation. In such cases, please indicate in your disclosures that the statement is your belief or your conclusion based on industry data.

Formation Transactions and Partnership Structure, page 4

3. We note your response to comment 3 in our letter dated April 26, 2007. We reissue our prior comment in part. Please provide a clearer disclosure of adjustments of shares for reimbursements to Quicksilver for funds advance by it for capital expenditures. Specifically, please explain how these adjustments are being calculated and what formula, if any, determines how many units will be issued. Also, please be more specific in your reference to "as described below" when you refer readers to the adjustments that will need to be made.

Capitalization, page 38

4. Please expand the table as well as your pro forma presentations elsewhere in the document to disclose the number of units (common, subordinated and general partner) issued and outstanding.

Quicksilver Gas Services LP, Unaudited Pro Forma Available Cash, page 46

5. Please expand the table to show the line item Pro forma Adjusted EBITDA.

6. Please explain why the committed interest rate under the revolving credit facility is 8.85% in adjustment (5) and 7.85% in adjustment (6). Explain your basis for using a different margin and revise your disclosure as appropriate.

7. We note you will issue a subordinated note to Quicksilver in the amount of $50 million for capital expenditures and return on investment capital. Please explain why interest has not been calculated on the full amount of the note. Further, please explain how you were able to conclude the adjustment reflecting repayment of the debt was factually supportable if the proceeds are not pursuant to a firm commitment from the underwriter and your use of proceeds from the underwriters' option towards repayment of the subordinated notes is discretionary.

8. We note you have assumed borrowings from your credit facility of over $80 million for each of the pro forma periods presented. You state in your response to comment 10 that the drawdown is based on the commitment letter from your lender. Based on your disclosure under adjustment (10) it is not evident that the facility for which you have received a commitment would permit borrowings in

the amounts you have shown without violating the financial ratio covenants and possibly being in default under the credit agreement. Further, you disclose on page 38 under Capitalization that you expect to have only $40 million available under the revolving credit facility following the closing of the offering. Please advise us how you were able to factually support borrowings under the facility for which you have a commitment in the amounts reflected in the pro forma presentation or revise your presentation accordingly.

Financial Forecast for the Twelve Months Ending June 30, 2008, page 48

Assumptions and Considerations, page 51

9. We note the increased gathering volumes estimated for the twelve months ending June 30, 2008 decreased to a "net" contribution of 61 MMcf/d from 193 wells from your previously disclosed contribution of 150 MMcf/d from the 275 wells expected to be drilled. Please expand to explain what you are netting.

10. Please refer to comment 13 in our letter dated April 26, 2007. We note your response that you believe cash amounts related to the Equity Plan are immaterial. As previously requested, please expand your disclosure to explain why you are assuming no cash distributions and only non-cash expense associated with any units that may be awarded under the Equity Plan.   If you are assuming that any amounts or cash distributions associated with the Equity Plan are immaterial to your forecasted results and estimated cash available for distribution, disclose the basis for that assumption.

11. Reference is made to your responses to comments 14 and 15 of our letter dated April 26, 2007. We note you have revised your budgeted amount of expenditures to $152.8 million of which you now indicate $83.1 million in expenditures are estimated to be made during the twelve-month period ending June 30, 2008. Please illustrate to us and disclose, in a table, the following information:
   - the dollar amount budgeted for each item comprising your budgeted capital expenditures totaling $152.8 million,
   - the amount budgeted for each item for the six months ended June 30, 2007,
   - the amount budgeted for each item for the twelve months ended June 30, 2008 and
   - the remaining amount budgeted for the six months ending December 31, 2008.

   Include a separate line item for the amounts budgeted, disclose the well connects for each period showing the number of estimated well connects and the budgeted amount at an average of $150,000 per well connect as previously disclosed or the revised amount if the average estimated cost has changed. Please disclose the estimated amount of the average cost of each new well connect to your system.

Quicksilver Gas Services LP

Unaudited Pro Forma Combined Financial Statements, page F-2

12. Please tell us how you determined the amount of $2,645,102 in interest expense reflected under adjustment (j) for the debt issuance costs, revolving credit facility and subordinated note payable to Quicksilver. We would expect more interest expense based on the committed interest rate and debt outstanding for the year.

13. Please expand your disclosure of pro forma adjustments 2(a) and 2(b) to indicate the factual support for your intention to sell the pipeline and gathering assets as well as your receipt of the estimated capital contribution of $10.6 million from Quicksilver.

Quicksilver Gas Services Predecessor

Combined Balance Sheets, page F-10
Combined Statements of Cash Flows, page F-12

14. Please tell us what consideration you gave to SFAS 154, Accounting Changes in determining that your revisions related to the amounts due from the parent for services provided were more appropriately reflected as reclassifications and not a correction of an error in the presentation of the related party transactions.

Note 4. Related Party Transactions, page F-18

15. Please revise to describe the "Other" general and administrative – parent charges here and on page F-29.

16. Net income for the year ended December 31, 2006 disclosed in the table on page F-19 is $2,281,586 which is different from net income shown in the financial statements of $2,421,360. Please revise as appropriate.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3201 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: G. Michael O'Leary, Esq.
       Andrews Kurth LLP